UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Secoo Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

81367P 101**

(CUSIP Number)

Qudian Inc.

c/o Tower A, AVIC Zijin Plaza

Siming District, Xiamen

Fujian Province 361000,

People’s Republic of China

Telephone: +86-592-5911580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing five Class A ordinary shares. There is no CUSIP number assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81367P 101
1.	Names of Reporting Persons. Qu Plus Plus Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The British Virgin Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 235,376
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 235,376
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,376*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% of the Class A Ordinary Shares**
14.	Type of Reporting Person (See Instructions) CO

* Consists of 235,376 Class A Ordinary Shares.

** Percentage calculated based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

CUSIP NO. 81367P 101
1.	Names of Reporting Persons. Qufenqi (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,340,099
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,340,099
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,340,099*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% of the Class A Ordinary Shares**
14.	Type of Reporting Person (See Instructions) CO

* Consists of 1,340,099 Class A Ordinary Shares.

** Percentage calculated based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

CUSIP NO. 81367P 101
1.	Names of Reporting Persons. Qudian Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,575,475
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,575,475
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,475*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% of the Class A Ordinary Shares**
14.	Type of Reporting Person (See Instructions) CO

* Consists of 1,575,475 Class A Ordinary Shares owned by Qu Plus Plus Limited and Qufenqi (HK) Limited.

** Percentage calculated based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

CUSIP NO. 81367P 101
1.	Names of Reporting Persons. Min Luo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,575,475
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,575,475
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,475*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% of the Class A Ordinary Shares**
14.	Type of Reporting Person (See Instructions) IN

* Consists of 1,575,475 Class A Ordinary Shares owned by Qu Plus Plus Limited and Qufenqi (HK) Limited.

** Percentage calculated based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on June 11, 2020 (the “Initial Statement,” as amended by Amendment No. 1 to the Initial Statement filed on June 18, 2020, the “Original Statement” and as amended by this Amendment, this “Statement”), on behalf of (i) Qu Plus Plus Limited (“Qu Plus Plus”), a company incorporated with limited liability under the laws of the British Virgin Islands and a wholly owned subsidiary of Qudian Inc., (ii) Qudian Inc. (“Qudian”), an exempted company incorporated under the laws of the Cayman Islands; and (iii) Mr. Min Luo, a citizen of the People’s Republic of China. Except as amended and supplemented herein, the information set forth in the Original Statement remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Statement.

Item 1. Security and Issuer.

Item 1 of the Original Statement is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Statement relates are the Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American Depositary Shares (“ADSs”), each representing five Class A Ordinary Shares, of Secoo Holding Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Secoo Tower, Sanlitun Road A, No.3 Courtyard Building 2, Chaoyang District, Beijing 100027, the People’s Republic of China.

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”). The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share, and will be converted automatically into one Class A Ordinary Share upon any sale, transfer, assignment or disposition of such Class B Ordinary Share by a shareholder to any person who is not an affiliate of such shareholder. Each Class B Ordinary Share is entitled to twenty votes per share and each Class A Ordinary Share is entitled to one vote per share.

The Issuer’s ADSs, each representing five Class A Ordinary Shares, are listed on the NASDAQ Capital Market (the “Nasdaq”) under the symbol “SECO.”

Item 2. Identity and Background.

Item 2 of the Original Statement is hereby amended by replacing the third paragraph thereof in its entirety with the following:

Qudian is an exempted company incorporated under the laws of the Cayman Islands. Its principal business was previously operating an online platform that offered consumer finance products and other related financial and transaction services. Qudian is currently exploring several new business initiatives.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of 4:30 p.m. Eastern on March 3, 2023, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each Reporting Person, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of. Calculation of the percentage of Class A Ordinary Shares beneficially owned reported herein is based on 28,754,852 Class A ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as reported in the report of foreign private issuer on Form 6-K furnished by the Issuer with the Securities and Exchange Commission on December 30, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Qu Plus Plus Limited	235,376	0.8%	0	235,376	0	235,376
Qufenqi (HK) Limited	1,340,099	4.7%	0	1,340,099	0	1,340,099
Qudian Inc.	1,575,475	5.5%	0	1,575,475	0	1,575,475
Mr. Min Luo	1,575,475	5.5%	0	1,575,475	0	1,575,475

As of 4:30 p.m. Eastern on March 3, 2023, Qu Plus Plus directly owns 235,376 Class A Ordinary Shares and Qufenqi directly owns 1,340,099 Class A Ordinary Shares. Each of Qu Plus Plus and Qufenqi is an indirectly wholly owned subsidiary of Qudian. Mr. Luo is the chairman of the board, chief executive officer and the controlling shareholder of Qudian. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Qudian and Mr. Luo may each be deemed to beneficially own all of the 1,575,475 Class A Ordinary Shares that may be deemed to be beneficially owned by Qu Plus Plus and Qufenqi.

(c)	Except as set forth on Schedule II of this Statement, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)	Except as described in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

(e)	As of March 3, 2023, each of Qu Plus Plus and Qufenqi no longer beneficially owns more than five percent of the Class A Ordinary Shares.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

qudian inc.

By:	/s/ Min Luo
Name: Min Luo
Title: Chairman and Chief Executive Officer

min luo

/s/ Min Luo

QU PLUS PLUS limited

By:	/s/ Min Luo
Name: Min Luo
Title: Director

QUFENQI (hk) limited

By:	/s/ Min Luo
Name: Min Luo
Title: Director

Schedule I

Schedule I of the Original Statement is hereby amended and restated in its entirety as follows:

The following sets forth the name and principal occupation of each of the directors and executive officers of Qudian, Qu Plus Plus and Qufenqi. Each of the following persons is a citizen of the People’s Republic of China, except that Mr. Shengwen Rong and Mr. Yifan Li are citizens of the United States of America. Unless otherwise noted, the business address of each of the following persons is c/o Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province 361000, the People’s Republic of China.

Name	Position at Reporting Person	Principal Occupation
Mr. Min Luo	Qudian: Chairman of board; chief executive officer Qu Plus Plus: Director Qufenqi: Director	Chairman of board and chief executive officer of Qudian

Mr. Long Xu	Qudian: Director; senior vice president	Director and senior vice president of Qudian

Mr. Yingming Li	Qudian: Director	Director and deputy general manager of Guosheng Financial Holding, and the general manager of Shenzhen Guo Sheng Sea Before Investment Co., Limited

Mr. Shengwen Rong	Qudian: Director	Independent director

Mr. Yifan Li	Qudian: Director	Independent director Mr. Li’s business address is Room 815, 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China, 310051.

Mr. Yan Gao	Qudian: Vice president of finance; financial director	Vice president of finance and the financial director of Qudian

Schedule II

Transactions by Qu Plus Plus within the past 60 days from March 3, 2023, all of which were open market sales of Class A Ordinary Shares in the form of ADSs.

	Number of Class A	Weighted Avg.	Price Range Per Class A Ordinary
	Ordinary Shares	Price Per Class A	Share*
Date	Sold	Ordinary Share*	Low	High
02/27/2023	58,970	0.47	0.43	0.50
02/28/2023	12,745	0.39	0.36	0.42
03/01/2023	10,850	0.36	0.34	0.39
03/02/2023	58,820	0.30	0.30	0.32
03/03/2023	1,177,595	0.22	0.20	0.32

* The price per Class A Ordinary Share is stated in U.S. dollars and calculated by dividing the relevant price per ADS by five, which is the number of Class A Ordinary Shares represented by one ADS.

Transactions by Qufenqi within the past 60 days from March 3, 2023, all of which were open market sales of Class A Ordinary Shares in the form of ADSs.

	Number of Class A	Weighted Avg.	Price Range Per Class A Ordinary
	Ordinary Shares	Price Per Class A	Share*
Date	Sold	Ordinary Share*	Low	High
02/28/2023	72,570	0.39	0.36	0.42
03/01/2023	61,785	0.36	0.34	0.39
03/02/2023	334,890	0.30	0.30	0.32
03/03/2023	6,704,725	0.22	0.20	0.32

* The price per Class A Ordinary Share is stated in U.S. dollars and calculated by dividing the relevant price per ADS by five, which is the number of Class A Ordinary Shares represented by one ADS.